

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

John Friend
Chief Executive Officer
Kazia Therapeutics Limited
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

> **Re: Kazia Therapeutics Limited**
> **Registration Statement on Form F-1**
> **Filed May 29, 2024**
> **File No. 333-279773**

Dear John Friend:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jimmy McNamara at 202-551-7349 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Robert E. Puopolo